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SEC FILE NUMBER
8-70808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 03/20/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Baldwin Group Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6720-B Rockledge Drive, Suite 450
(No. and Street)

Bethesda	MD	20817
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Trevor Harkness	904-395-8039	Trevor.Harkness@Baldwin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Co
(Name – if individual, state last, first, and middle name)

100 E Sybelia	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2024	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor Harkness _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Baldwin Group Securities, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Danielle M Hollenbeck
My Commission HH 340042
Expires 12/11/2026

Signature: _____

Title:
Chief Compliance Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Baldwin Group Securities, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(Confidential Per Rule 17a-5(e)(3))
December 31, 2024

The Baldwin Group Securities, LLC

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of The Baldwin Group Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Baldwin Group Securities, LLC for the period March 20, 2024 to December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Baldwin Group Securities, LLC for the period March 20, 2024 to December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Baldwin Group Securities, LLC's management. Our responsibility is to express an opinion on The Baldwin Group Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Baldwin Group Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of The Baldwin Group Securities, LLC's financial statements. The supplemental information is the responsibility of The Baldwin Group Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, P.A.

We have served as The Baldwin Group Securities, LLC's auditor since 2024.

Maitland, Florida

April 15, 2025

THE BALDWIN GROUP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$ 1,254,341
Accounts receivable	62,086
Prepaid expense	1,264
Total Assets	$ 1,317,691

LIABILITIES AND MEMBER'S EQUITY

Commissions payable	73,234
Due to affiliate	173,832
Total liabilities	247,066
Member's equity	1,070,625
Total Liabilities and Member's Equity	$ 1,317,691

The accompanying notes are an integral part of these financial statements.

THE BALDWIN GROUP SECURITIES, LLC

STATEMENT OF OPERATIONS

FROM INCEPTION MARCH 20, 2024 TO DECEMBER 31, 2024

Revenues:		
Revenue sharing	$1,433,960	
Interest income	9,956	
Total revenue		1,443,916
Expenses:		
Advisor Commission expense	312,583	
BD Partner expense	111,494	
General and administrative expense	80,715	
Professional fees	33,799	
Occupancy	16,500	
Regulatory fees	12,743	
Total expenses:		567,834
Net profit		$876,083

The accompanying notes are an integral part of these financial statements.

THE BALDWIN GROUP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FROM INCEPTION MARCH 20, 2024 TO DECEMBER 31, 2024

Balance - March 20, 2024	$194,542
Net income	876,083
Balance - December 31, 2024	$1,070,625

The accompanying notes are an integral part of these financial statements.

THE BALDWIN GROUP SECURITIES, LLC

STATEMENT OF CASH FLOWS

FROM INCEPTION MARCH 20, 2024 TO DECEMBER 31, 2024

Cash flows from operating activities:	
Net profit	$876,083
Adjustments to reconcile net profit to net cash used in operating activities:	
Increase in accounts receivable	(62,086)
Increase in prepaid expense	(1,202)
Increase in commissions payable	73,234
Increase in due to affiliate	173,832
Net cash used in operating activities	1,059,861
Net increase in cash	1,059,861
Cash - March 20, 2024	194,480
Cash - December 31, 2024	$1,254,341

Non Cash Items
Interest $0
Taxes $0

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

The Baldwin Group Securities, LLC (The "Company"), was organized on April 12, 2019, in the state of Florda as a limited liability company. The Company was approved as a broker-dealer on March 20, 2024. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity, unless sooner terminated in accordance with the provisions of its operating agreement. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a commission sharing arrangement with other FINRA member broker-dealers on mutual fund, annuity and other security transactions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

ASC 606, Revenue from Contracts with Customers requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price and (d) allocate the transaction price to the performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company derives revenue through a revenue sharing agreement with two broker dealers who engage in the securities business. The Company receives a portion of the other two broker-dealers' commissions and fees pursuant to the agreement, from the purchase and sale of securities, direct business and advisory fees generated by representatives of the two respective broker dealers in exchange for providing infrastructure including support personnel and rent. Revenue is recognized on the trade date of the securities transaction as that is when the Company believes all performance obligations have been satisfied.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2024, the Company had no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a commission sharing arrangement with other FINRA member broker-dealers on mutual fund, annuity, and other security transactions. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who in conjunction with the parent company evaluates the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1 for its first year of operations. At December 31, 2024, the Company had net capital of $1,007,274, which exceeded the required net capital by $976,391 and a total aggregate indebtedness of $247,066. The Company's aggregate indebtedness to net capital ratio was .2453 to 1 at December 31, 2024.

NOTE 4 – SEA RULE 15C3-3 EXEMPTION

The Company is not claiming e x e m p t i o n under paragraph (k) of 17 C.F.R. §240. I5c3-3 for the year ended December 31, 2024. The Firm is in reliance on footnote 74 of the 2013 SEC Release 34-70073.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered an expense sharing agreement with Baldwin Group Financial Service Holdings, LLC (F/N/A) BRP Financial Services Holdings, LLC, the parent company. The agreement provides that the Company will provide administrative services and facilities at the Company's office space located in Bethesda, MD.

The Company affiliate, The Baldwin Group Financial Services Holdings, has paid some of the Company's regulatory and other operational expenses during its approximately nine months of operations which amounted to $173,832 which is due to the related party as of December 31, 2024. The Company is party to an administrative services agreement with entities under common ownership under which it paid $16,500 in rent and $13,667 in administrative costs.

NOTE 6 – FAIR VALUE

Certain financial instruments are carried at cost on the balance sheet, which approximately fair value due to their short term, highly liquid nature. These instruments include cash, accounts payable and accrued expenses.

NOTE 7 – CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company maintains checking in a financial institution. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal. At December 31, 2024, all the Company's cash is held at one financial institution.

NOTE 8 – INCOME TAXES

The Company is a Florida LLC. The members of LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision for federal or state income taxes has been included in the financial statements.

The Company files an income tax return in its federal, state and local jurisdiction. The Company is not subject to federal, state and local income tax examinations by tax authorities for years prior to 2024.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company. Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2024, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

NOTE - 10 Subsequent Events

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

THE BALDWIN GROUP SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Net Capital

Total member's equity		$ 1,070,625

Deductions and Charges

Non-allowable assets:

Recievable	62,086	
Prepaid expense	1,264	
Total Deductions and Charges		63,350
Net Capital		$ 1,007,275

Aggregate Indebtedness (A.I.)

Accounts payable and accrued expenses	247,066	
Total Aggregate Indebtedness		$ 247,066

Computation of Basic Net Capital Requirement

(a) Minimum net capital required (12.5% of total A.I.)		$ 30,883
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 30,883
Excess Net Capital		$ 976,392
Ratio of A.I. to Net Capital		.2453 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computations included in the Company's corresponding unaudited Form X - 17A - 5 Part A that was most recently filed.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

THE BALDWIN GROUP SECURITIES LLC
COMPUTATION FOR THE DETERMINATION OF RESERVE REQUIREMENTS UNDER
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)
DECEMBER 31, 2024

The Company is not claiming exemption under paragraph (k) of 17 C.F.R. §240. I5c3-3 for the year ended December 31, 2024. The Firm is in reliance on footnote 74 of the 2013 SEC Release 34-70073. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

See report of independent registered public accounting firm.

THE BALDWIN GROUP SECURITIES LLC
INFORMATION RELATING TO POSSESION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION (EXEMPTION)
DECEMBER 31, 2023

The Company is not claiming exemption under paragraph (k) of 17 C.F.R. §240. I5c3-3 for the year ended December 31, 2024. The Firm is in reliance on footnote 74 of the 2013 SEC Release 34-70073. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

See report of independent registered public accounting firm.

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The Baldwin Group Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) The Baldwin Group Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to revenue sharing with two other broker-dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Baldwin Group Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Baldwin Group Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 15, 2025

Baldwin Group Securities, LLC
Exemption Report
SEC Rule 17a-5 (d) (4)

April 2025

The Baldwin Group Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

   (1) The Company's business activity is limited to revenue sharing with two other broker-dealers;

   (2) and did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and did not carry accounts of or for customers; and

   (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Baldwin Group Securities LLC

I, Trevor Harkness, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

4/15/2025

Trevor Harkness, Chief Compliance Officer